Thompson Hine LLP

1919 M Street, N.W., Suite 700

Washington, D.C. 20036-1600

July 27, 2018

John M. Ganley, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Megan F. Miller

Staff Accountant

U.S. Securities and Exchange Commission

200 Vesey Street, Suite 400

New York, New York 10281

Re:	Morgan Creek Global Equity Long/Short Institutional Fund (the “Fund”) File Nos. 333-210843 & 811-22461

Dear Mr. Ganley and Ms. Miller:

On June 29, 2018 and July 18, 2018, we received from you the following comments from Ms. Miller and Mr. Ganley, respectively, related to the POS 8C filing made with the Securities and Exchange Commission (“SEC”) on May 31, 2018. For your convenience, your comments are summarized below and each comment is followed by our response.

Comments from Mr. Ganley:

Comment No. 1. Please put in bold font the bulleted risk language on page 5 of the Prospectus.

Response. The requested language is now in bold font.

Comment No. 2. Please confirm that the phrase “plus sales load” should be included after “Current NAV” in the “Total Proceeds to the Fund” line on page 6 of the Prospectus.

Response. The phrase “Current NAV plus sales load” has been replaced with “Total subscription paid less sales load paid”.

Comment No. 3. In the Fee Table on page 9 of the Prospectus, please add a Fee Waiver and Expense Reimbursement caption on the sixth line.

Response. Please see our response to Comment 11, noting why the “Expense Waiver/Reimbursement” line has been deleted from the Fee Table.

John M. Ganley, Esq.

Megan F. Miller

July 27, 2018

Comment No. 4. Please add a new note to the bottom of the Fee Table on page 9 of the Prospectus describing the fee waiver/fee reimbursement arrangement.

Response. Please see our response to Comment 10, noting why the “Expense Waiver/Reimbursement” line has been deleted from the Fee Table.

Comment No. 5. In the “USE OR PROCEEDS” section on page 11 of the Prospectus, please replace the “completion of the offering” phrase with language more accurately reflecting the fact that the initial public offering is complete and that ongoing offerings are being made.

Response. The requested modification to that language has been made.

Comment No. 6. In the “Performance” section on page 41 of the Prospectus, please add average annualized total returns in a manner consistent with what is required to be presented in Form N-1A, the registration statement for open-end funds, including returns for the past 1 year and 5 years.

Response. The performance information on page 41 of the Prospectus is annualized total returns. The captions in the table have been revised to reflect this fact. In addition, the date this information is as of has been added, as well as returns for the past 1 year and 5 years.

Comment No. 7. Please state whether it is expected that the Fund will make tax distributions that includes return of capital (“ROC”) in the Fund’s next taxable year. If so, please add an ROC risk section, discuss the tax implications of ROC and explain what ROC is. 52

Response. It is expected that the Fund will not make a distribution that includes ROC in its next taxable year.

Comment No. 8. Please state in the Prospectus that the Fund will consider and monitor the holdings of the underlying portfolio funds when determining whether the Fund is concentrated in certain securities, sectors and industries.

Response. The requested language has been added to the Prospectus.

Comments from Ms. Miller:

Comment No. 9. Please add the borrowing expenses line required by Form N-2 to the Fee Table.

Response. The requested information about borrowing expenses has been added to the Fee Table and the amount in the Other Expenses line information has been updated.

Comment No. 10. In the Fee Table on page 9 of the Prospectus, please add a Fee Waiver and Expense Reimbursement caption on the sixth line.

Response. Please see our response to Comment 11, noting why the “Expense Waiver/Reimbursement” line has been deleted from the Fee Table.

John M. Ganley, Esq.

Megan F. Miller

July 27, 2018

Comment No. 11. Please note that the expense waiver has been eliminated. If necessary, please adjust the “Other Expenses” line and other lines of the Fee Table.

Response. The Fee Table has been revised to show estimated Other Expenses for the Fund’s fiscal year ending March 31, 2019. Because of this revision, other adjustments to the Fee Table have been made, including the elimination of the “Expense Waiver/Reimbursement” line (since that waiver will not be in place during the March 31, 2019 fiscal year).

Comment No. 12. Please note and correct the inconsistencies including those related to Other Expenses between the Fee Table and the corresponding note below the Fee Table.

Response. The inconsistencies have been corrected. Please note that “Other Expenses” in the Fee Table are estimated the Fund’s fiscal year ending March 31, 2019 and thus differ from “Other Expenses” in the “Financial Highlights” section.

Comment No. 13. Please note and correct the inconsistencies in the Acquired Fund Fees line in the Fee Table and the corresponding note below the Fee Table.

Response. The inconsistencies have been corrected.

Comment No. 14. Please add a note to the bottom of the Fee Table that the Other Expenses have been estimated.

Response. The new note has been added.

Comment No. 15. Please add a new line item on the Fee Table to show interest on borrowed funds.

Response. See response to Comment No. 9.

Comment No. 16. Please add Class A information to the Financial Highlights section.

Response. Class A information has been added to Financial Highlights section.

Comment No. 17. Please note that the total expense ratio of 1.35% set forth in the Prospectus differs from the total expense ratio of 1.70% set forth in the Annual Report for the Fund’s Fiscal Year Ending March 31, 2018.

Response. The Prospectus has been revised to contain the correct total expense ratio.

Comment No. 18. Please explain why there is no senior security table in the Prospectus as the Statements of Assets and Liability section of the Fund’s Annual Report shows an amount for “Loan Payable”.

Response. While the Fund recognizes that it borrowed funds in the past fiscal year and prior fiscal years from time to time, the borrowings were for purposes of meeting redemption requests from shareholders and were temporary borrowings, as well as the amounts did not exceed 5% of the Fund’s asset at anytime. Thus it is the Fund’s belief that such borrowings did not constitute senior securities for purposes of Section 18 of the Investment Company Act of 1940, as amended.

Comment No. 19. Please add the Ernst & Young letter to the Annual Report included with the Fund’s Statement of Additional Information.

Response. The Ernst & Young letter to the Annual Report.

Comment No. 20. Please note that going forward the Fund in its annual report should:

•	Explain how it complies with 6.A. of Item 24 of Form N-2;

John M. Ganley, Esq.

Megan F. Miller

July 27, 2018

•	To the extent that securities are non-income producing securities, they would be noted as such in the Investments section of the annual report.

•	Include purchase dates for certain securities in response to applicable provisions of Regulation S-X.

Response. The Fund duly notes these comments.

Please note that the required consent from the Fund’s independent registered public accounting firm will be included as an exhibit to the next filing.

If you have any questions or need further information, please call me at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

cc:	Taylor Thurman
Mark Vannoy
Morgan Creek Capital Management, LLC